Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE American: SVM

SILVERCORP REPORTS 18% INCREASE IN MEASURED AND INDICATED SILVER RESOURCES AND 4% INCREASE IN PROVEN AND PROBABLE SILVER RESERVES, ON TOP OF 21 MILLION OUNCES OF SILVER PRODUCED BETWEEN JUNE 2016 AND DECEMBER 2019 AT THE YING SILVER-LEAD-ZINC MINING DISTRICT

VANCOUVER, British Columbia - August 31, 2020 - Silvercorp Metals Inc. (“Silvercorp” or the “Company” ) (TSX / NYSE American: SVM) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of July 31, 2020 (Mineral Resources and Mineral Reserves effective December 31, 2019), prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) and covering the SGX, HZG, HPG, TLP, LME, and LMW underground mines on the Ying silver-lead-zinc property (“Ying Property”) in Henan Province, China (the “Ying 2020 Technical Report”).

The authors of the Ying 2020 Technical Report all qualify as independent Qualified Persons (“QPs”). Three of the authors have visited the Ying Property (latest visit in July 2016), with plans for a more recent visit postponed because of the COVID-19 pandemic. The QPs have examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. The Ying 2020 Technical Report, with an effective date of July 31, 2020, will be made available for review on the SEDAR system and on the Company s website at www.silvercorp.ca in due course.

Highlights of the Ying 2020 Technical Report

  Estimated Mineral Resources of 20.1 million tonnes (inclusive of Mineral Reserves) in the Measured and Indicated categories grading 234 grams per tonne (g/t) silver (Ag), 0.15 g/t gold (Au), 3.64% lead (Pb), and 1.28% zinc (Zn), containing 151 million ounces (oz) silver, 98 thousand oz gold, 732 thousand tonnes lead, and 257 thousand tonnes zinc.

  In comparison with the 2017 Technical Report (Mineral Resources effective date of June 30, 2016), Measured and Indicated Resource tonnes have increased by 23%, and contained metal has increased by 18% for silver, 16% for lead, 20% for zinc, and 109% for gold.

  In comparison with the 2017 Technical Report, Inferred Resource tonnes have increased by 78%, and contained metal has increased by 42% for silver, 38% for lead, 32% for zinc and 450% for gold.

  Estimated Mineral Reserves of 12.0 million tonnes in the Proven and Probable categories grading 257 g/t silver, 0.13 g/t gold, 3.81% lead, and 1.41% zinc, containing 99 million oz silver, 50 thousand oz gold, 456 thousand tonnes lead, and 169 thousand tonnes zinc.

  In comparison with the 2017 Technical Report (Mineral Reserves effective date of June 30, 2016), the changes in total contained Ying Mineral Reserves for silver, gold, lead and zinc are +4%, +85%, -1%% and +8% respectively. These Mineral Reserves are on top of 21 million ounces of silver produced between July 2016 and December 2019.

  Based on Proven and Probable Mineral Reserves only, the Ying mine complex is a viable operation with a projected Life of Mine (LOM) through to 2040, assuming an average annual production rate of approximately 6 million ounces of silver between fiscal 2021 and 2027, 5 million ounces between 2028 and 2033, 4 million ounces between 2034 and 2036, and 2.5 million ounces between 2037 and 2040. There is also the potential to extend the LOM beyond 2040 via further exploration and development, particularly in areas with identified Inferred Resources.

  The results of the 2017-2020 underground drilling program on the Ying Property show that most of the major mineralized vein structures are still open at depth and laterally.

  Based on the LOM production forecast and the metal price and other assumptions shown under ‘Economic Analysis’ below, a base-case, pre-tax NPV of US$954M at a 5% discount rate is projected (US$713M post-tax). Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold.

Mineral Resources

The Mineral Resource estimates for the SGX, HPG, LMW, and LME deposits were carried out by independent Qualified Person, Rod Webster, MAusIMM, MAIG of AMC, who takes responsibility for these estimates.

The Mineral Resource estimates for the TLP, HZG and DCG deposits were carried out by independent Qualified Person, Simeon Robinson, P.Geo. of AMC, who takes responsibility for these estimates.

The December 2019 Mineral Resources were estimated using a block modelling approach and Datamine’s™ dynamic anisotropy application1. Except for DCG, all grade estimation was completed using ordinary kriging. DCG was estimated using inverse distance squared.

Resource estimates were made for a total of 311 mineralized vein structures for the six active Ying mines, and for the DCG Project that also is located on the Ying Property.

Additional geological sections in the Ying 2020 Technical Report were prepared by independent Qualified Person Dr. Adrienne Ross, P.Geo. of AMC, who takes responsibility for those sections.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, processing and shipping costs, and metallurgical recoveries and payable values, provided by Silvercorp for each mine and reviewed by the QPs. AgEq formulae by mine are shown in the footnotes of the table below.

The estimated Mineral Resources and metal content for the Ying Property as of December 31, 2019 are detailed in Table 1 below.

____________________
1 Dynamic anisotropy re-orientates the search ellipsoid for each estimated block based on the local orientation of the mineralization.

Table 1. Ying Mining District - Mineral Resources and metal content for silver, lead, zinc, and gold as of December 31, 2019 (Inclusive of Mineral Reserves)

Mine	Resource category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Resources
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	3.29	-	313	6.19	3.12	-	33.08	203.6	102.5
	Indicated	3.48	-	257	5.04	2.53	-	28.77	175.5	88.1
	Measured + Indicated	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Inferred	4.33	-	237	4.84	1.99	-	33.00	209.8	86.1
HZG	Measured	0.49	-	342	1.09	0.25	-	5.43	5.4	1.2
	Indicated	0.60	-	274	0.70	0.15	-	5.29	4.2	0.9
	Measured + Indicated	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Inferred	0.97	-	250	0.78	0.18	-	7.77	7.5	1.7
HPG	Measured	0.88	1.17	93	3.74	1.43	33.3	2.64	33.1	12.6
	Indicated	1.50	1.35	67	3.02	1.30	64.9	3.22	45.2	19.5
	Measured + Indicated	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Inferred	3.20	2.05	84	2.65	1.04	211.2	8.65	84.9	33.2
LME	Measured	0.49	-	348	1.72	0.38	-	5.47	8.4	1.8
	Indicated	1.18	-	282	1.62	0.44	-	10.69	19.1	5.1
	Measured + Indicated	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Inferred	1.79	-	222	1.73	0.39	-	12.75	30.9	6.9
LMW	Measured	0.74	-	330	3.13	0.28	-	7.87	23.2	2.1
	Indicated	1.97	-	259	2.33	0.29	-	16.41	45.9	5.8
	Measured + Indicated	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Inferred	2.41	-	248	2.85	0.39	-	19.22	68.6	9.5
TLP	Measured	2.51	-	208	3.44	0.33	-	16.79	86.5	8.3
	Indicated	2.92	-	165	2.74	0.32	-	15.48	79.9	9.2
	Measured + Indicated	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Inferred	5.48	-	157	2.64	0.25	-	27.70	144.7	13.7
DCG	Measured	-	-	-	-	-		-	-	-
	Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Measured + Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Inferred	0.40	0.24	61	4.69	0.15	3.2	0.79	18.9	0.6
Total	Measured	8.41	0.12	264	4.28	1.53	33.3	71.29	360.2	128.6
	Indicated	11.71	0.17	212	3.18	1.10	65.1	79.98	372.1	128.7
	Measured + Indicated	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Inferred	18.58	0.36	184	3.04	0.82	214.4	109.87	565.3	151.8

Notes:

  Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.

  Metal prices: gold US$1250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Exchange rate: RMB 6.90 : US$1.00.

  Mineral Resource reported 5 m below surface

  Veins factored to minimum extraction width of 0.3 m after estimation.

  Cut-off grades: SGX 145 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; LME 120 g/t AgEq; LMW 155 g/t AgEq; TLP 130 g/t AgEq; DCG 135 g/t AgEq.

  Silver equivalent formulas by mine:

  -SGX=35.63*Pb%+22.45*Zn%+Ag g/t

  -HZG=34.6*Pb%+Ag g/t

  -HPG=36.84*Pb%+23.61*Zn%+62.87*Au g/t + Ag g/t

  -LME=34.17*Pb%+11.92*Zn%+Ag g/t

  -TLP=34.19*Pb%+Ag g/t

  -LMW=35.06*Pb%+Ag g/t

  -DCG=36.84*Pb% + 23.61*Zn + 62.87*Au g/t + Ag g/t

  Exclusive of mine production to December 31, 2019.

  Rounding of some figures may lead to minor discrepancies in totals.

A comparison of Mineral Resource estimates between June 30, 2016 and December 31, 2019 indicates the following:

  Measured and Indicated tonnes have increased by 23% overall, while the Inferred tonnes have increased by 78%.

  Measured and Indicated grades have decreased overall by between -2% and -6%. Inferred grades decreased between -20% and -26% overall (both comparisons excluding gold as it is a very minor contributor).

  The net result in the Measured and Indicated categories has been an increase in the contained silver of 18% and an increase in the contained lead of 16%. The increase in zinc content was 20%.

  The net result in the Inferred category has been an increase in the contained silver of 42% and a significant increase in both the contained lead and zinc, with increases of 38% and 32% respectively.

Reasons for the differences in grade, tonnes, and contained metal include Mineral Resource additions and conversion to higher categories arising from drilling and level development, different cut-off grades and depletion due to mining. Additional channel and drillhole samples also became available between the two estimates to extend the Mineral Resources along-strike and down-dip, and allowed changed interpretation of the veins, given the greater degree of geological understanding.

Mineral Reserves

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying Property, namely cut and fill resuing and shrinkage stoping, using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Ying property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

Mining dilution and recovery factors vary somewhat from mine to mine and with mining method. Average Ying dilution factors have been estimated as 15% for resuing and 18% for shrinkage, while assumed mining recovery factors are 95% for resuing stopes and 92% for shrinkage stopes.

For the total tonnage estimated as Ying Mineral Reserves, 49.7% is associated with resuing and 50.3% with shrinkage.

The estimated Mineral Reserves and metal content for the Ying Property as of December 31, 2019 are detailed in Table 2 below.

Table 2 Ying Property Mineral Reserve estimates and metal content at December 31, 2019

Mine	Reserve Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
HZG	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HPG	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
LME	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
TLP	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7
LMW	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
Ying Mine	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6

Notes to Mineral Reserve Statement:

  Cut-off grades (Ag/Eq g/t): SGX - 235 Resuing, 205 Shrinkage; HZG - 240 Resuing, 210 Shrinkage; HPG - 235 Resuing, 210 Shrinkage; LME -210 Resuing, 180 Shrinkage; TLP - 240 Resuing, 215 Shrinkage; LMW -260 Resuing, 235 Shrinkage.

  Stope Marginal cut-off grades (AgEq g/t): SGX - 215 Resuing, 180 Shrinkage; HZG - 220 Resuing, 195 Shrinkage; HPG - 215 Resuing, 190 Shrinkage; LME - 180 Resuing, 150 Shrinkage; TLP - 220 Resuing, 195 Shrinkage; LMW -230 Resuing, 205 Shrinkage.

  Development Ore cut-off grades (AgEq g/t): SGX - 145; HZG - 150; HPG - 145; LME - 120; TLP - 150; LMW - 165.

  Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.

  Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.

  Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Processing recovery factors: SGX - 96.5% Ag, 97.8% Pb, 64.2% Zn; HZG - 96.8% Ag, 95.2% Pb; HPG - 90.7% Au, 90.2% Ag, 94.4% Pb, 63.1% Zn; LME - 96.9% Ag, 94.1% Pb, 34.2% Zn; TLP - 93.4% Ag, 90.7% Pb; LMW - 96.6% Ag, 96.3% Pb;

  Payables: Au - 81%; Ag - 90.0%; Pb - 87.5%; Zn - 72.5%.

  Exclusive of mine production to December 31, 2019.

  Exchange rate assumed is RMB 6.90 : US$1.00.

  Rounding of some figures may lead to minor discrepancies in totals.

The sensitivity of the Ying Mineral Reserves to variation in cut-off grade (COG) has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and LME with, for the entire Ying Property, an approximate 8.8% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 60% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 110%, 105% and 110% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead, and zinc are 65%, 62%, and 66% respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between June 30, 2016 (previous Technical Report) and December 31, 2019 (Ying 2020 Technical Report) are the following:

  3% decrease in total (Proven + Probable) Ying Mineral Reserve tonnes.

  Increase in total Ying Mineral Reserve silver, lead, and zinc grades of 7%, 2%, and 11% respectively.

  Increase in total Ying Mineral Reserve metal content for silver and zinc of 4% and 8% respectively; 1% decrease in total lead content.

  SGX continues being the leading contributor to the total Ying Mineral Reserves, accounting for 43% of tonnes, 47% of silver, 62% of lead, and 79% of zinc, compared to respective values of 45%, 48%, 60%, and 83% in 2016.

  63% increase in total Mineral Reserve tonnes at HPG, with corresponding increases in silver, lead and zinc content of 23%, 50% and 103% respectively. Gold Mineral Reserves also increased from 27 koz to 50 koz at HPG.

  31% increase in total Mineral Reserve tonnes at LME, with corresponding increases in silver, lead and zinc content of 35%, 5% and 20% respectively.

  34% decrease in total Mineral Reserve tonnes at LMW, with corresponding decreases in silver, lead and zinc content of 17%, 35% and 31% respectively.

  4% increase in total Mineral Reserve tonnes at HZG, with corresponding increases in silver and zinc content of 12% and 10% respectively; 2% decrease in total lead content.

  5% decrease in total Mineral Reserve tonnes at TLP, but with increases in both silver and zinc content of 11%; 7% decrease in total lead content.

The Ying mine complex is a viable operation with a projected LOM through to 2040 based on only Proven and Probable Mineral Reserves and assuming an average annual production rate of approximately 6 million ounces of silver between fiscal 2021 and 2027, 5 million ounces between 2028 and 2033, 4 million ounces between 2034 and 2036, and 2.5 million ounces between 2037 and 2040. The potential exists for an extended LOM via further exploration and development, particularly in areas with identified Inferred Resources.

Economic Analysis

Although Ying is a producing property and therefore does not require an economic analysis for the purposes of the Ying 2020 Technical Report, the Qualified Persons considered it reasonable to undertake a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The following metal prices and exchange rate were used for the economic analysis: gold - US$1,400/oz, silver - US$20/oz, lead - US$0.95/lb, zinc - US$1.10/lb; exchange rate - 1US$ = 6.9RMB. Average costs used were: mining - $61.34/t; milling - $10.23/t: shipping - $3.92/t; Mineral Resources tax - $6.86/t; G&A -$8.30/t: government fees and other taxes - $2.78/t; sustaining and growth capital - $16.95/t.

Based on the LOM production forecast through to 2040 and the metal price and other assumptions shown above, a base case pre-tax NPV of US$954M at 5% discount rate is projected (US$713M post-tax). Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold.

Qualified Persons

H. Smith, P.Eng., A. Ross, P.Geo. and S. Robinson, P.Geo. of AMC Mining Consultants (Canada) Ltd.; R. Webster, MAusIMM, MAIG and R. Chesher, FAusIMM of AMC Consultants Pty Ltd.; and A. Riles, MAusIMM, MAIG of Riles Integrated Resource Management Pty Ltd are Qualified Persons as defined by National Instrument 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.